UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G/A


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3 )

                         ALL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    016628109
                                 (CUSIP Number)

                                   May 19, 2000
             (Date of Event which Requires filing of this Statement)






Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 016628109

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         George W. Mauerman ("GWM")
- -------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                  (b)[ ]
- -------------------------------------------------------------------------
3        SEC USE ONLY

- -------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 0
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 0
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 0
   WITH
- -------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0
- -------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [ ]
- -------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.0%
- -------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- -------------------------------------------------------------------------


CUSIP No. 016628109

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         George S. Mauerman ("GSM")
- -------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                  (b)[ ]
- -------------------------------------------------------------------------
3        SEC USE ONLY

- -------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 0
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 0
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 0
   WITH
- -------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0
- -------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [ ]
- -------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.0%
- -------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- -------------------------------------------------------------------------


CUSIP No. 016628109

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Heather J. Mauerman ("HJM")
- -------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                  (b)[ ]
- -------------------------------------------------------------------------
3        SEC USE ONLY

- -------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 0
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 0
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 0
   WITH
- -------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0
- -------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [ ]
- -------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.0%
- -------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- -------------------------------------------------------------------------


CUSIP No. 016628109

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Heidi M. Wendland ("HMW")
- -------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                  (b)[ ]
- -------------------------------------------------------------------------
3        SEC USE ONLY

- -------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 0
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 0
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 0
   WITH
- -------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0
- -------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [ ]
- -------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.0%
- -------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- -------------------------------------------------------------------------


CUSIP No. 016628109

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Michael D. Wendland ("MDW")
- -------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)[ ]
                                                                  (b)[ ]
- -------------------------------------------------------------------------
3        SEC USE ONLY

- -------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
- -------------------------------------------------------------------------
  NUMBER OF             (5)   SOLE VOTING POWER . . . . . . . . . . 0
   SHARES
 BENEFICIALLY           (6)   SHARED VOTING POWER . . . . . . . . . 0
  OWNED BY
    EACH                (7)   SOLE DISPOSITIVE POWER. . . . . . . . 0
 REPORTING
  PERSON                (8)   SHARED DISPOSITIVE POWER. . . . . . . 0
   WITH
- -------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   0
- -------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [ ]
- -------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

   0.0%
- -------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON

   IN
- -------------------------------------------------------------------------


Item 1.

         (a)      Name of Issuer:

              All Communications Corporation (the "Issuer")

         (b)      Address of Issuer's Principal Executive Offices:

              225 Long Avenue, Hillside, New Jersey  07205


Item 2.

         (a)      Name of Person filing:

              See Item 1 of the respective Cover Sheets. GSM is the father of GWM, HJM and HMW. HMW and MDW are married.


         (b)      Address or Principal Business Office or, if none,
                  Residence:

               The business address of each of the Reporting Persons is 6585 S. Yale, Suite 500, Tulsa, OK 74136.

         (c)      Citizenship:

               See Item 4 of the respective Cover Sheets.


         (d)      Title of Class of Securities:

               Common Stock, No Par Value (the "Shares")

         (e)      CUSIP Number:

               016628109

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

         If this Statement is filed pursuant to Rule 13d-1(c), check this box [X]


Item 4.  Ownership

         (a)      Amount Beneficially Owned:

              See Item 9 of the respective Cover Sheets.


         (b)      Percent of Class:

                  See Item 11 of the respective Cover Sheets.



         (c) Number of shares of Common Stock as to which the Reporting Person has:

                  (i)      Sole power of vote or to direct the vote:

                       See Item 5 of the respective Cover Sheets.

                  (ii)     Shared power to vote or to direct the vote:

                       See Item 6 of the respective Cover Sheets.

                  (iii)    Sole power to dispose or to direct the
                           disposition:

                       See Item 7 of the respective Cover Sheets.

                  (iv) Shared power to dispose or to direct the disposition:

                       See Item 8 of the respective Cover Sheets.



Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

	On May 18, 2000, the shareholders of All Communications Corporation approved the merger of All Communications with View Tech, Inc. (Nasdaq:VUTK) to form Wire One Technologies (Nasdaq:WONE), CUSIP 976521104, effective as of May 19, 2000. As of the effective date, each shareholder of All Communications received 1.65 shares of the new company, Wire One Technologies, for each share of All Communications they then held. Accordingly, with the consummation of this merger, the Reporting Persons no longer hold any beneficial ownership in the Shares of All Communications Corporation.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

         Not applicable.


Item 8.  Identification and Classification of Members of the Group.

         Not applicable.


Item 9.  Notice of Dissolution of Group.

         Not applicable.


Item 10.  Certification.

         As the Reporting Persons are no longer the beneficial owners of more than five percent of the Shares outstanding of the Issuer, the Reporting Persons have no further reporting obligations under Section 13 of the Securities Exchange Act of 1934; and per Rule 13d-2(b) the Reporting Persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 25, 2000



                                   /s/ George W. Mauerman
                                 -----------------------------
                                   George W. Mauerman

                                   /s/ George S. Mauerman
                                 -----------------------------
                                   George S. Mauerman

                                   /s/ Heather J. Mauerman
                                 -----------------------------
                                   Heather J. Mauerman


                                   /s/ Heidi M. Wendland
                                 -----------------------------
                                   Heidi M. Wendland


                                   /s/ Michael D. Wendland
                                 -----------------------------
                                   Michael D. Wendland